Mail Stop 4561

October 9, 2007

Timothy M. Doyle
Chief Financial Officer
Imperial Capital Bancorp, Inc.
888 Prospect Street, Suite 110
La Jolla, CA 92037

      Re: Imperial Capital Bancorp, Inc.
                Form 10-K for Fiscal Year Ended
                December 31, 2006

Dear Mr. Doyle:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Amit Pande
                      Assistant Chief Accountant